Filed pursuant to Rule 424(b)(3)

File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 7 DATED DECEMBER 12, 2025

TO THE PROSPECTUS DATED APRIL 16, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 16, 2025, (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are:

•	To disclose the Company amended the Mallard Funding Loan and Servicing Agreement (as defined below);

•	To disclose the Company’s offering of the 2028 Notes (as defined below); and

•	To disclose the Company amended the Cardinal Funding Secured Credit Facility (as defined below).

Mallard Funding Loan and Servicing Agreement Amendment

On November 25, 2025, Mallard Funding LLC (“Mallard Funding”), a wholly owned subsidiary of the Company entered into the Sixth Amendment to Loan and Servicing Agreement and First Amendment to Purchase and Sale Agreement (the “Sixth Amendment”), which amends (i) that certain Loan and Servicing Agreement, dated as of January 7, 2022 (the “Mallard Funding Loan and Servicing Agreement”), by and among Mallard Funding, as borrower, the Company, in its capacity as servicer and in its capacity as transferor, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and The Bank of New York Mellon Trust Company, National Association, as collateral agent, collateral custodian and account bank and (ii) that certain Purchase and Sale Agreement, dated as of January 7, 2022, between Mallard Funding, as purchaser, and the Company, as transferor.

The Sixth Amendment amends the Mallard Funding Loan and Servicing Agreement to, among other things, (i) increase the facility size from $500,000,000 to $900,000,000; (ii) decrease the applicable margin during the revolving period to (x) 1.60% for all liquid credit loan assets and (y) 1.85% for all private credit assets, provided that the total applicable margin is not less than 1.80% per annum; (iii) extend the revolving period from September 2027 to November 2028; (iv) extend the maturity date period from September 2029 to November 2030 and (v) increase the maximum portfolio advance rate from 65% to 67.5%.

The description above is only a summary of the material provisions of the Sixth Amendment and is qualified in its entirety by reference to a copy of the form of Sixth Amendment, which is attached as an exhibit to the registration statement of which this Prospectus is a part.

2028 Notes

On December 8, 2025, the Company issued $400 million in aggregate principal amount of 5.200% notes due 2028 (the “2028 Notes”) under the Company’s indenture with U.S. Bank Trust Company, National Association, dated as of March 21, 2024, and the fifth supplemental indenture, dated as of December 8, 2025. The 2028 Notes were issued in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The 2028 Notes will mature on December 8, 2028 and may be redeemed in whole or in part at the Company’s option at any time at par value plus a “make-whole” premium.

The Company expects to use the net proceeds of the offering for general corporate purposes of the Company and the Company’s subsidiaries and/or to repay indebtedness, including under the Company’s revolving credit facility.

Cardinal Funding Secured Credit Facility Amendment

On December 8, 2025, Cardinal Funding LLC (“Cardinal Funding”), a wholly owned subsidiary of the Company entered into Amendment No. 7 (the “Seventh Credit Facility Amendment”) to its Credit and Security Agreement (the “Cardinal Funding Secured Credit Facility”), dated as of January 7, 2022, by and among Cardinal Funding, as borrower, the Company, in its capacity as collateral manager and in its capacity as equityholder, the lenders from time to time parties thereto, Citibank, N.A., as administrative agent, and The Bank of New York Mellon Trust Company, National Association, as collateral agent, custodian and collateral administrator.

The Seventh Credit Facility Amendment amends the Cardinal Funding Secured Credit Facility to (i) increase the aggregate commitment under the Cardinal Funding Secured Credit Facility from $800,000,000 to $1,200,000,000, (ii) extend the revolving period, subject to no Event of Default under the Secured Credit Agreement continuing on January 7, 2026, to on or about January 8, 2029, (iii) extend the maturity date, subject to no Event of Default under the Secured Credit Agreement continuing on January 7, 2026, to on or about January 8, 2031, (iv) modify the interest rate charged under the Cardinal Funding Secured Credit Facility on advances, prior to the Commitment Termination Date, to the applicable reference rate plus a spread of the greater of (a) 1.70% per annum and (b) in respect of (x) a Broadly Syndicated Loan or a Bond, 1.45% per annum and (y) a Private Credit Loan or Middle Market Loan, 1.85% per annum, and (v) modify the Maximum Advance Rate (a) if the Diversity Score is 20 or greater and less than 25, to 67.5% and (b) if the Diversity Score is 25 or greater, to 70%.

Terms used in the foregoing paragraphs have the meanings set forth in the Seventh Credit Facility Amendment. The description above is only a summary of the material provisions of the Seventh Credit Facility Amendment and is qualified in its entirety by reference to a copy of the form of Seventh Credit Facility Amendment, which is attached as an exhibit to the registration statement of which this Prospectus is a part.